BlackRock Multi-Sector Opportunities Trust II

100 Bellevue Parkway

Wilmington, DE 19809

November 5, 2018

VIA EDGAR

John Grzeskiewicz

Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	BlackRock Multi-Sector Opportunities Trust II
(File Nos. 333-225794 and 811-23357)

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, BlackRock Multi-Sector Opportunities Trust II (the “Registrant”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-2 be accelerated so that it may become effective by 9:00 a.m., Washington, D.C. time, on November 7, 2018, or as soon thereafter as reasonably practicable.

Very truly yours,

BLACKROCK MULTI-SECTOR OPPORTUNITIES TRUST II

By:	/s/ Janey Ahn
Name:	Janey Ahn
Title:	Secretary